Exhibit 12

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FORM OF TAX OPINION
DRAFT
[_], 2022

Board of Trustees Vanguard Institutional Target Retirement 2025 Fund Vanguard Chester Funds 100 Vanguard Boulevard Malvern, PA 19355
Board of Trustees Vanguard Target Retirement 2025 Fund Vanguard Chester Funds 100 Vanguard Boulevard Malvern, PA 19355

To the Board of Trustees:

You have requested our opinion regarding certain federal income tax consequences to Vanguard Institutional Target Retirement 2025 Fund (the “Acquired Fund”), a separate series of Vanguard Chester Funds, a Delaware statutory trust (the “Trust”), and to Vanguard Target Retirement 2025 Fund (the “Acquiring Fund”), also a separate series of the Trust, and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of substantially all of the assets, as described in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Plan”) dated as of [_, 2021/2022], executed by the Trust

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on behalf of the Acquired Fund and the Acquiring Fund, of the Acquired Fund to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s liabilities as described in paragraph 1.3 of the Plan by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.
For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.
This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.
Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:
1.
The acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution of Acquiring Fund Shares to the Acquired Fund’s Shareholders in exchange for their Acquired Fund shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code.

2.
The Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund except that the Acquired Fund may be required to

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recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.
3.	The Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization.
4.	The Acquiring Fund will recognize no gain or loss upon receiving the assets of the Acquired Fund and assuming the liabilities of the Acquired Fund in exchange solely for Acquiring Fund Shares.
5.
The adjusted basis to the Acquiring Fund of the assets of the Acquired Fund received by the Acquiring Fund in the reorganization will be the same as the adjusted basis of those assets in the hands of the Acquired Fund immediately before the exchange, except for certain adjustments that may be required to be made as a result of the close of the Acquired Fund’s taxable year due to the reorganization or as a result of gain recognized on the transfer of certain assets of the Acquired Fund.

6.
The Acquiring Fund’s holding periods with respect to the assets of the Acquired Fund that the Acquiring Fund acquires in the transaction will include the respective periods for which those assets were held by Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset and except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Acquired Fund’s taxable year or on which gain was recognized upon the transfer to the Acquired Fund).

7.	The Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Acquired Fund Shares.
8.	The basis of the Acquiring Fund Shares received by an Acquired Fund’s Shareholder in the transaction will be the same as the basis of Acquired
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Fund Shares surrendered by the Acquired Fund’s Shareholder in exchange therefor.
9.
An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the transaction will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of the Reorganization.

10.
Pursuant to Section 381 of the Code and Section 1.381(a)-1 of the United States Treasury regulations, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the United States Treasury regulations promulgated thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.  Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

Dechert LLP